Exhibit 5

LETTER DATED JULY 15, 2003

July 15, 2003

Prime Retail, Inc.
100 East Pratt Street
19th Floor
Baltimore, Maryland 21202
Att: Board of Directors

Re: Proposed Lightstone Acquisition

Ladies and Gentlemen:

As you know Fortress Investment Trust II is currently an owner of 230,000 shares of Prime Retail’s Series A Preferred Stock, which represents 10.0% of the outstanding shares of such class (the “Series A”). It is our understanding based upon your recent public announcement that you intend to sell the Company to an affiliate of Lightstone Group, LLC for approximately $638 million (the “Lightstone Transaction”), with total cash consideration allocated among all classes of the Company’s preferred and common equity to be $115 million. Holders of the Series A would receive $16.25 per share for each share of such class. We further understand that in order for the Lightstone Transaction to be consummated, among other things, the affirmative vote of at least 66 2/3 % of the Series A in favor of the transaction is required.

Given that (i) the holders of the Series A are currently entitled to receive approximately $34.50 per share (including accrued dividends) and (ii) the Series A rank senior in priority to both the Company’s Series B Preferred Stock and Common Stock (who together will receive approximately $78 million or 68% of the total cash consideration), without more information, we find it difficult to understand how the special committee of the Board of Directors and Houlihan Lokey Howard & Zukin (“Houlihan Lokey”), the Company’s financial advisors, could recommend this transaction to the holders of the Series A as being in their best financial interest.

We hereby request that all holders of the Series A be provided with the following information: a) the Houlihan Lokey fairness opinion; and b) all other written materials provided to the Board of Directors, including the special committee, that were relied upon in recommending this transaction.

Finally, Fortress would like to discuss the relative merits of the Lightstone Transaction with other interested holders of the Series A. To that end, we would request the identity and contact information for all holders of the Series A to the extent in the possession of the Company or its legal or financial advisors. We look forward to hearing from you.

Sincerely,

Fortress Investment Trust II

By:	/s/ William B. Doniger

William B. Doniger